                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE 13d
                                 (RULE 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                           (AMENDMENT NO. ___________)


                        LEAP WIRELESS INTERNATIONAL, INC.
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                              (NAME OF THE ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                  521863 1 0 0
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                             STEVEN R. ALTMAN, ESQ.
                              SENIOR VICE PRESIDENT
                               AND GENERAL COUNSEL
                              QUALCOMM INCORPORATED
                               6455 LUSK BOULEVARD
                               SAN DIEGO, CA 92121
                                 (619) 587-1121
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               SEPTEMBER 23, 1998
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                              (Page 1 of 11 pages)

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP No.  521863 1 0 0                                       PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      QUALCOMM Incorporated
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS*
      N/A
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
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   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
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                      7   SOLE VOTING POWER
                          5,500,000 (1)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          -0-
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            5,500,000 (1)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          -0-
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,500,000
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.8%(1)(2)
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      CO
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(1)     Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of
        1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Registration Statement on Form 10, as amended, filed by the Issuer with the Commission on July 1, 1998 (SEC File No. 0-29752).

                              (Page 2 of 11 pages)

ITEM 1.  SECURITY AND ISSUER

         (a)      TITLE OF SECURITY:

                  Common Stock, $.0001 par value per share (the "Common Stock").

         (b)      NAME OF THE ISSUER:

                  Leap Wireless International, Inc., a Delaware corporation.

         (c)      THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                  10307 Pacific Center Court
                  San Diego, CA  92121

ITEM 2.  IDENTITY AND BACKGROUND

                           (a) This statement is filed by QUALCOMM Incorporated,
                  a Delaware corporation ("QUALCOMM"). QUALCOMM is principally in the business of providing digital wireless communications equipment, technologies and services.

                           (b) The address of the principal business offices of
                  QUALCOMM is 6455 Lusk Boulevard, San Diego, California 92121.

                           (c) The name, citizenship, residence or business
                  address and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of QUALCOMM are set forth on
                  Schedule I to this Schedule 13D.

                           (d) During the last five years, there have been no
                  criminal proceedings against QUALCOMM, or, to the best knowledge of QUALCOMM, any of the other persons with respect to whom information is given in response to this Item 2.

                           (e) During the last five years, neither QUALCOMM nor,
                  to the best knowledge of QUALCOMM, any of the other persons with respect to whom information is given in response to this
                  Item 2, has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                           (f) Not applicable.

                              (Page 3 of 11 pages)

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           On September 23, 1998, the Issuer issued to QUALCOMM
                  a warrant (the "Warrant") to purchase 5,500,000 shares of Common Stock, which is included as Exhibit 99.2 to this
                  Schedule 13D. The Issuer issued the Warrant to QUALCOMM in connection with the distribution (the "Distribution") by QUALCOMM to its stockholders of all of the outstanding shares of Common Stock. The Warrant carries an exercise price per share equal to the average price of the last sales price per share of the Common Stock on the Nasdaq National Market for each of the five consecutive trading days beginning on and including the date of the Distribution and is exercisable during the ten years following the Distribution. The Issuer was a wholly-owned subsidiary of QUALCOMM prior to the Distribution. The Distribution and the Warrant are described in more detail in that certain Registration Statement on Form 10, as amended (the "Registration Statement"), filed by the Issuer with the Commission on July 1, 1998 (SEC File No. 0-29752), which is included as Exhibit 99.1 to this Schedule 13D. In the Distribution, each stockholder of QUALCOMM received one (1) share of Common Stock, including certain attached preferred stock purchase rights, for every four (4) shares of QUALCOMM Common Stock owned by such stockholder as of the record date for the Distribution. QUALCOMM was, at the time of the Distribution, a reporting company under the Securities Exchange Act of 1934, as amended. This Schedule 13D reflects QUALCOMM's beneficial ownership of the shares of Common Stock issuable upon exercise of the Warrant. As of the date of this Schedule 13D, QUALCOMM has not exercised the Warrant for all or any portion of the shares of Common Stock subject to the Warrant.

ITEM 4.  PURPOSE OF THE TRANSACTION

                           As noted above, QUALCOMM acquired the Warrant and its
                  beneficial ownership of the shares of Common Stock in connection with the Distribution. QUALCOMM currently holds the Warrant, and may in the future exercise the Warrant, in whole or in part, for investment purposes. QUALCOMM does not currently have any plans or proposals that relate to or would result in any of the actions set forth in parts (a) through
                  (j) of Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                           (a)-(b) As of September 23, 1998, QUALCOMM had
                  beneficial ownership of 5,500,000 shares of Common Stock, all of which QUALCOMM has the right to acquire pursuant to the Warrant. QUALCOMM has sole power to vote and dispose of all of the shares of Common Stock beneficially owned by it. Based upon the approximate number of shares to be outstanding as of the Distribution, as reported in the Registration Statement, 5,500,000 shares constitute approximately 23.8% of the outstanding shares of Common Stock.


                              (Page 4 of 11 pages)

                           (c) QUALCOMM has not effected any transaction in the
                  Common Stock during the past 60 days, other than the Distribution.

                           (d) Not applicable.

                           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           In connection with the Distribution, the Issuer
                  issued the Warrant to QUALCOMM, as described in Item 3 above. Pursuant to the Warrant, payment for the shares of Common Stock issuable upon exercise of the Warrant may be made in the form of cash, cancellation of indebtedness of the Issuer, delivery to the Issuer of Common Stock having a fair market value as of the date of exercise equal to the exercise price times the number of shares to be received upon exercise, or any other form of consideration approved by the Issuer's Board of Directors. The Warrant also contains net exercise and automatic exercise provisions. In addition, the Warrant provides for certain demand, piggyback and Form S-3 registration rights, all of which are assignable under specified circumstances, and limits the subsequent grant of registration rights by the Issuer. The Warrant and all of QUALCOMM's rights under the Warrant are transferable by QUALCOMM, subject to its compliance with applicable federal and state securities laws.

                           In addition, in connection with the Distribution,
                  QUALCOMM and the Issuer entered into a number of agreements, including a Separation and Distribution Agreement, which is included as Exhibit 99.3 to this Schedule 13D (the "Separation and Distribution Agreement"), a Conversion Agreement, which is included as Exhibit 99.4 to this Schedule 13D (the "Conversion Agreement"), and an Employee Benefits Agreement, which is included as Exhibit 99.5 to this Schedule 13D (the "Employee Benefits Agreement"). Pursuant to the Separation and Distribution Agreement, the Issuer agreed, among other things, to issue to QUALCOMM the Warrant and the shares of Common Stock to be distributed to QUALCOMM's stockholders in the Distribution. Pursuant to the Conversion Agreement, the Issuer agreed to issue shares of Common Stock to holders of QUALCOMM's Trust Convertible Preferred Securities upon the conversion of such securities and to, at all times, have reserved and keep available, solely for issuance and delivery upon such conversion, all Common Stock issuable from time to time upon such conversion. Pursuant to the Employee Benefits Agreement, the Issuer agreed to grant options to purchase shares of Common Stock to certain holders of options to purchase shares of QUALCOMM Common Stock. The Warrant, the Separation and Distribution Agreement, the Conversion Agreement and the Employee Benefits Agreement are described more fully in the Registration Statement.

                              (Page 5 of 11 pages)

                           Other than as described herein, to the best knowledge
                  of QUALCOMM, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

                  99.1 Registration Statement on Form 10, as amended (incorporated herein by reference to the Registration Statement on Form 10, as amended, filed by the Issuer with the Commission on July 1, 1998, SEC File No. 0-29752 (the "Form 10")).

                  99.2 Warrant issued to QUALCOMM by the Issuer (incorporated herein by reference to Exhibit 4.2 to the Form 10).

                  99.3 Separation and Distribution Agreement between the Issuer and QUALCOMM dated September 23, 1998 (incorporated herein by reference to Exhibit 2.1 to the Form 10).

                  99.4 Conversion Agreement between the Issuer and QUALCOMM dated September 23, 1998 (incorporated herein by reference to Exhibit 10.6 to the Form 10).

                  99.5 Employee Benefits Agreement between the Issuer and QUALCOMM dated September 23, 1998 (incorporated herein by reference to Exhibit 10.5 to the Form 10).


                              (Page 6 of 11 pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     September 28, 1998
                                     -------------------------------------------
                                     (Date)

                                     QUALCOMM INCORPORATED,
                                     a Delaware corporation


                                     By:  /s/ Anthony S. Thornley
                                          --------------------------------------
                                          Anthony S. Thornley
                                          Executive Vice President and
                                          Chief Financial Officer


                              (Page 7 of 11 pages)

                                   SCHEDULE I

            EXECUTIVE OFFICERS AND DIRECTORS OF QUALCOMM INCORPORATED

Irwin M. Jacobs is the Chairman of the Board of Directors and Chief Executive Officer of QUALCOMM.

Andrew J. Viterbi is the Vice-Chairman of the Board of Directors of QUALCOMM.

Richard Sulpizio is the President and Chief Operating Officer of QUALCOMM.

Franklin P. Antonio is an Executive Vice President and the Chief Technology Officer of QUALCOMM.

Anthony S. Thornley is an Executive Vice President and the Chief Financial Officer of QUALCOMM.

Steven R. Altman is an Executive Vice President and the General Counsel, Assistant Secretary and General Manager, Technology Transfer & Strategic Alliances Division of QUALCOMM.

John E. Major is an Executive Vice President and the President, Infrastructure Products Division of QUALCOMM.

Gerald L. Beckwith is a Senior Vice President and the President, CommSystems Division of QUALCOMM.

Paul E. Jacobs is a Senior Vice President and the President, Subscriber Division of QUALCOMM.

Phil H. White is a Senior Vice President and the General Manager, OmniTRACS Division of QUALCOMM.

Donald E. Schrock is a Senior Vice President and the President, ASIC Division of QUALCOMM.

Kevin Kelley is the Senior Vice President, External Affairs of QUALCOMM.

Mark Epstein is the Senior Vice President, Development of QUALCOMM.

Daniel Sullivan is the Senior Vice President, Human Resources of QUALCOMM.

Adelia A. Coffman is a Director of QUALCOMM. Ms. Coffman also currently provides financial consulting services and is active in Oregon Diverse Industries, LLC, a real estate investment and development company with its principal place of business at 4902 McLoughlin Dr., Central Point OR 97504 and of which she is an owner.

Neil Kadisha is a Director of QUALCOMM. Mr. Kadisha is also Chief Executive Officer of GNC Industries, Inc./Stadco, an aerospace and aircraft component manufacturer with its

                              (Page 8 of 11 pages)
principal place of business at 1931 N. Broadway, Los Angeles, CA 90031, and Chairman of the Board of Directors of Texollini, Inc., a manufacturer of stretch fabric, and the Chief Executive Officer of HPM Corporation, a major manufacturer of machinery for the plastics industry and machinery for the die casting industry.

Robert E. Kahn is a Director of QUALCOMM. Dr. Kahn is also Chairman, Chief Executive Officer and President of the Corporation for National Research Initiatives (CNRI), with its principal place of business at 1895 Preston White Drive, Suite 100, Reston, VA 20191.

Jerome S. Katzin is a Director of QUALCOMM. He is also a Director of the Coastal Corporation, an oil and gas business.

Duane A. Nelles is a Director of QUALCOMM. Mr. Nelles is in the personal investment business and serves on the Board of Directors of WFS Financial Inc., an automotive finance company.

Frank Savage is a Director of QUALCOMM. He also serves as Chairman of Alliance Capital Management International, with its principal place of business at 1345 Avenue of the Americas, New York, NY 10105, and a Director of Alliance Capital Management Corporation. Alliance Capital is an investment management subsidiary of Equitable Life Assurance Society. Mr. Savage is a Director of Lockheed Martin Corporation, an aero-technology corporation, ARCO Chemical Company, a manufacturing company, Essence Communications, Inc., a media company and The Johns Hopkins and Howard Universities.

Brent Scowcroft is a Director of QUALCOMM. General Scowcroft is the President of The Scowcroft Group, Inc., an international business consulting firm with its principal place of business at 900 17th St., NW, Suite 500, Washington, DC 20006. He is also the President of the Forum for International Policy, a non-profit organization that promotes American leadership and foreign policy. General Scowcroft is a Director of Northrop Grumman Corporation, an aerospace company, Pennzoil Company, an oil and gas company and Enron Global Power & Pipelines L.L.C., a utility company and a member of the Board of Trustees of the Rand Corporation, a research and development company.

Richard C. Atkinson is a Director of QUALCOMM. Dr. Atkinson is also currently the President of the University of California, with its principal place of business at 1111 Franklin St., Flr. 12, Oakland, CA 94607, and a Director of San Diego Gas & Electric, a utilities company.

Peter M. Sacerdote is a Director of QUALCOMM. Mr. Sacerdote is also a limited partner of the Goldman Sachs Group, L.P., with its principal place of business at 85 Broad St., 19th Floor, New York, NY 10004, where he also serves as Chairman of its Investment Committee. He also serves as a Director of AMF Group, Inc., a bowling center operator and equipment manufacturer and Franklin Resources, Inc., a mutual fund management company.

Marc I. Stern is a Director of QUALCOMM. He is also the President of The TCW Group, Inc., an asset management firm with its principal place of business at 865 S. Figueroa, Los Angeles, CA 90017. Mr. Stern is Chairman of Apex Mortgage Capital, Inc., a financial services company;


                              (Page 9 of 11 pages)
a Director of TCW Funds, Inc., a registered investment company; and a Trustee of eleven open-end and closed-end registered investment companies comprising the TCW/DW Family of Funds.

All individuals described in this Schedule I are U.S. citizens and are employed at, or retained as directors by, QUALCOMM Incorporated, 6455 Lusk Boulevard, San Diego, CA 92121.


                              (Page 10 of 11 pages)

                                              EXHIBIT INDEX



       EXHIBIT                   DESCRIPTION OF DOCUMENT
       -------                   -----------------------

        99.1 Registration Statement on Form 10, as amended (incorporated herein by reference to the Registration Statement on Form 10, as amended, filed by the Issuer with the Commission on July 1, 1998, SEC File No. 0-29752 (the "Form 10")).

        99.2 Warrant issued to QUALCOMM by the Issuer (incorporated herein by reference to Exhibit 4.2 to the Form 10).

        99.3    Separation and Distribution Agreement between the Issuer and
                QUALCOMM dated September 23, 1998 (incorporated herein by reference to Exhibit 2.1 to the Form 10).

        99.4    Conversion Agreement between the Issuer and QUALCOMM dated
                September 23, 1998 (incorporated herein by reference to Exhibit
                10.6 to the Form 10).

        99.5 Employee Benefits Agreement between the Issuer and QUALCOMM dated September 23, 1998 (incorporated herein by reference to Exhibit 10.5 to the Form 10).

                              (Page 11 of 11 pages)